EXHIBIT 2

                  AGREEMENT TO FORM LIMITED LIABILITY COMPANIES

         AGREEMENT TO FORM LIMITED LIABILITY COMPANIES (this "Agreement"), entered into as of August 9, 2000, by and among MILLER GLOBAL FUND III, L.P., a Colorado limited partnership ("MG III"), MGA DEVELOPMENT ASSOCIATES, L.P., a Colorado limited partnership ("MDA"), HIGHWOODS REALTY LIMITED PARTNERSHIP, a North Carolina limited partnership ("HIW"), and HIGHWOODS/FLORIDA HOLDINGS, L.P., a Delaware limited partnership ("HIW Florida").

         WHEREAS, MGIII, HIW and HIW Florida wish to form a Delaware limited liability company (the "Operating LLC") for the purposes, among others, of acquiring, owning and operating in-service office buildings, with the buildings to be contributed or sold by HIW and HIW Florida pursuant to one or more contribution agreements and/or purchase and sale agreements (each a "Purchase Agreement", and collectively, the "Purchase Agreements"); and

         WHEREAS, MG III, HIW and HIW Florida also wish to form a Delaware limited liability company (the "Land LLC") for the purpose of acquiring a tract of land in Orlando, Florida, with the possibility of future development thereof as part of a coordinated project with other Pine Street Properties (as hereinafter defined) to be owned, directly or indirectly, by the Operating LLC; and

         WHEREAS, MG III, MDA, HIW and HIW Florida wish to create a framework for the formation of one or more limited liability companies (each a "Development LLC", and collectively, the "Development LLCs"), which are intended primarily or exclusively for the development of office and/or so-called "flex" buildings on land now owned or hereafter acquired by MG III, MDA, HIW and/or HIW Florida, or one or more of the affiliates of any of them;

         NOW THEREFORE, for and in consideration of Ten Dollars ($10.00), the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereby agree as follows:

         1. Closing; Purchase Prices and Contribution Values. Provided that all of the Conditions Precedent (as hereinafter defined) are theretofore fully satisfied or performed, or waived by the party or parties for whose benefit the subject Condition Precedent exists, the closing (the "Closing") of the transactions contemplated by this Agreement (collectively, the "Transactions") shall take place at the offices of HIW, at 9:00 a.m. local time on October 25, 2000, or on such other date and at such other time and place as the parties may mutually agree; provided, however, that, if on October 25, 2000, the parties are both using good-faith commercially reasonable efforts to effectuate the Closing but cannot do so due to the inability to satisfy or perform one or more Conditions Precedent as of such date, either MG III, on the one hand, or HIW and HIW Florida, on the other hand, may unilaterally extend the Closing hereunder one time, to a date in no event later than December 1, 2000. MG III, HIW and HIW Florida hereby agree that the purchase

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prices or contribution values for the properties proposed to be acquired by the
Operating LLC and the Land LLC (each a "Property" and collectively, the "Properties") are set forth on Schedule 1 attached hereto and by this reference made a part hereof.

         2. Inspection Period. (a) The parties acknowledge that the willingness of MG III to enter into the Transactions is subject to its satisfaction with the Properties. The parties hereby agree that MG III shall have the period of time from the execution hereof until 5:00 p.m., Eastern Daylight Time, on October 9, 2000 (the "Inspection Period") in which to conduct its inspections of the Properties. HIW and HIW Florida hereby agree to provide the information described in Section 6.2 of the form of Purchase Agreement attached hereto as Exhibit A and by this reference made a part hereof. (Each of MG III, HIW and HIW Florida hereby acknowledges and agrees that Exhibit A hereto and the exhibits attached thereto, with only such additions and modifications as are necessary to conform Exhibit A to the facts of the particular transaction at hand (i.e., appropriate parties, legal descriptions, agreed permitted title exceptions, whether transaction is a contribution or purchase and sale of the subject Properties, etc.), or as MG III, HIW and/or HIW Florida may otherwise mutually agree, shall be employed as the Purchase Agreement in each of the acquisitions of the Properties by the Operating LLC and the Land LLC and for the acquisition of land by each of the Development LLCs (collectively, the "Development Land".) MG III and its agents and employees shall have the right to enter upon the Properties and the Development Land for the purpose of making inspections, at MG III's sole risk, cost and expense, and subject to the rights of the tenants thereof, if any. All of such entries shall be at reasonable times, upon reasonable advance notice and during normal business hours, and HIW or HIW Florida, as appropriate, or its agent shall have the right to accompany MG III or its agents or employees during any activities performed on the Properties and the Development Land. MG III and its designees shall also have the right to meet with employees and management personnel of HIW and HIW Florida, tenants, governmental agencies and such other third parties as MG III determines will be helpful in evaluating the Properties and the Development Land; provided that MG III shall give reasonable advance notice of any proposed meetings with tenants or governmental agencies and HIW or HIW Florida, as appropriate, or its agent shall have the right to accompany MG III or its agents or employees during any of such meetings. MG III shall promptly provide to HIW or HIW Florida, as appropriate, copies of all third-party physical inspection reports (including, without limitation, environmental and engineering reports and asbestos studies, but excluding any financial or legal due diligence which MG III may obtain or perform) which MG III may obtain relating to the Properties.

                  (b) If MG III is dissatisfied, for any reason or no reason and in MG III's sole and absolute discretion, with the result of MG III's inspections, then MG III may terminate this Agreement by notifying all parties hereto of such termination at any time between the date hereof and 5:00 p.m., Eastern Daylight Time, on October 9, 2000, whereupon all parties shall be released from all further obligations under this Agreement, except for those which expressly survive such termination. If MG III terminates this Agreement pursuant to the terms hereof, MG III shall, upon HIW's or HIW Florida's written request, promptly deliver to HIW or HIW Florida, as appropriate, or certify the destruction of, destroy all due diligence documents as required by the letter agreement

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referred to in Section 11 hereof, such obligation to survive the termination of this Agreement. Upon MG III's waiver of or failure to duly exercise its right to terminate described in this Section 2(b), MG III shall have elected to proceed with the formation of the Operating LLC, the Land LLC and the Development LLCs agreed upon during the Inspection Period pursuant to the terms of this Agreement.

                  (c) Notwithstanding any provision of this Agreement to the contrary, MG III hereby indemnifies and agrees to defend and hold harmless HIW and HIW Florida and their respective officers, directors, partners, members, agents and employees, and the successors and assigns of any thereof, from and against any and all losses, claims, damages, liabilities, attorneys' and accountants' fees, costs of litigation and all other expenses arising from the investigation of or entry upon the Properties or the Development Land, including, without limitation, mechanic's or materialmen's liens. If MG III does not consummate the Transactions, it shall repair any damage caused by its entry onto any of the Properties or the Development Land. The provisions of this
Section 2(c) shall expressly survive the Closing or the earlier termination of this Agreement.

                  (d) The scope of any Phase II environmental inspection of any of the Properties or the Development Land shall be subject to the prior written consent of HIW or HIW Florida, as appropriate, which shall not be unreasonably withheld, conditioned or delayed.

                  (e) To the maximum extent permitted by applicable law, except for the representations and warranties of HIW and HIW Florida contained in this Agreement, the Purchase Agreements and the documents of conveyance and assignment to be delivered at the Closing (collectively, "Highwoods' Warranties"), this Agreement is made without representation, covenant or warranty of any kind (whether express, implied, or, to the maximum extent permitted by applicable law, statutory) by HIW and HIW Florida. As a material part of the consideration for this Agreement, MG III agrees that the Properties and the Development Land will be offered by HIW and HIW Florida on an "AS IS" and "WHERE IS" basis, with all faults and any and all latent and patent defects, and without any representation or warranty, all of which HIW and HIW Florida hereby disclaim, except for Highwoods' Warranties. Except for Highwoods' Warranties, no warranty or representation is made by HIW or HIW Florida as to
(a) fitness for any particular purpose, (b) merchantability, (c) design, (d) quality, (e) condition, (f) operation or income, (g) compliance with drawings or specifications, (h) absence of defects, (i) absence of hazardous or toxic substances, (j) absence of faults, (k) flooding, or (1) compliance with laws and regulations, including, without limitation, those relating to health, safety and the environment. MG III acknowledges that MG III has entered into this Agreement with the intention of making and relying upon its own investigations of the physical, environmental, title, survey, economic and legal compliance condition of the Properties and the Development Land, and that, except for Highwoods' Warranties, MG III is not now relying, and will not later rely, upon any representations and warranties made by HIW or HIW Florida or anyone acting or claiming to act, by, through or under or on its behalf. The provisions of this
Section 2(e) shall survive the Closing or any termination of this Agreement and shall not be merged into the closing documents.

          3.   Agreements Respecting Properties.

               (a)  Title.

                    (i) Delivery of Title Commitments. As soon as reasonably practicable following the date hereof (but not later than September 8, 2000), each of HIW and HIW Florida shall, at its expense, make commercially reasonable efforts to deliver or cause to be delivered to MG III:

                         (A) owner's title insurance commitments (collectively,
the "Title Commitment") covering the Properties, to be issued by Chicago Title Insurance Company (the "Title Company"), pursuant to which the Title Company will agree to insure title to the Properties under an ALTA Owner's Policy Form B 1970 (or, if not available, such other form as is available) Extended Coverage in the full aggregate amount of the Purchase Prices and Contribution Values (as such terms are defined in the Purchase Agreements), calling for the standard printed exceptions related thereto to be deleted upon receipt of the Survey (as hereinafter defined), a current tax certificate and mechanics' lien affidavits from HIW and HIW Florida (such affidavits to be in form and content reasonably acceptable to HIW, HIW Florida, the Operating LLC and the Land LLC, respectively), with the exception for taxes and assessments to be limited to real property taxes and assessments for the year of closing, not yet due and payable, and with the title exception for the leases and tenancies of the Properties (collectively, the "Leases") to be limited to the leases in effect as of the Closing, as specified by HIW and HIW Florida in affidavits to be provided to the Title Company at the Closing. The Title Commitment shall also provide for issuance of a non-imputation endorsement protecting the Operating LLC and the Land LLC against matters in the knowledge of HIW and HIW Florida (as sellers or contributors and as members of the Operating LLC and the Land LLC); and

                         (B) True and correct legible copies of any and all
instruments referred to in the Title Commitment as constituting exceptions or restrictions upon the title of HIW and HIW Florida to the Properties.

                    (ii) Survey. As soon as reasonably practicable following the date hereof, MG III shall, at MG III's expense, make commercially reasonable efforts to cause to be delivered to MG III and HIW or HIW Florida, as appropriate, surveys of the Properties (collectively, the "Survey"), certified to MG III, the Operating LLC or the Land LLC, as appropriate, and the Title Company, made by a duly licensed surveyor. The Survey shall be improvement survey plats in accordance with any statutory requirements for improvement survey plats and with "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys," jointly established and adopted by ALTA and ACSM in 1999, shall meet the requirements of the Urban Survey, as defined therein, and shall include Table A items 1 through 16 with item 5 revised to require datum of elevations only. The Survey shall show the location of all improvements on the Properties.

                    (iii) Title and Survey. On or prior to 5:00 p.m., Eastern Daylight Time, on the earlier to occur of (x) the twentieth (20th) day following the delivery of all of the items to be delivered in accordance with Sections 3(a)(i) and 3(a)(ii) above, or (y) the fifth (5th) day prior to the end of the Inspection Period, MG III shall deliver in writing to HIW or HIW Florida, as appropriate, such objections as MG III may have to anything contained in the Survey or the Title Commitment. Any such item disclosed in the Survey or the Title Commitment to which MG III does not timely object within the twenty
(20)-day period shall be deemed a "Permitted Title Exception" under the appropriate Purchase Agreement. Within five (5) days of receipt of any notice of objections by MG III (it being understood that MG III may deliver one or more such notices), HIW or HIW Florida, as appropriate, shall notify MG III either
(A) of the actions that HIW or HIW Florida, as appropriate, will take to correct MG III's objections, or (B) that HIW or HIW Florida, as appropriate, will not or cannot satisfy all or certain of the items of which MG III has given timely notice of objection (collectively, the "Uncured Title Objections"). If HIW or HIW Florida, as appropriate, fails to timely respond, HIW or HIW Florida, as appropriate, shall be deemed to have elected not to correct any of such objections. In such case, MG III shall, before the end of the Inspection Period, either (I) waive the Uncured Title Objections, and proceed to close the Transactions (subject to MG III's right, prior to the Closing, to give notice of objections not evidenced by the Title Commitment or the Survey), or (II) terminate this Agreement by giving written notice to the other parties hereto; provided, however, that MG III shall have the right to have the Uncured Title Objections constituting liens or monetary claims (other than environmental liens or claims) satisfied by reduction of the Purchase Price or Contribution Value (as defined in each Purchase Agreement) at the Closing and receive a credit for such amounts. If MG III does not give notice of its election to waive the Uncured Title Objections, it shall be deemed to have waived the Uncured Title Objections. Current taxes not yet due and payable, the Leases and any additional exceptions to be added to the Title Commitment by the Title Company as disclosed by the Survey or upon deletion of the standard printed exceptions relating thereto, unless objected to by MG III as provided above, shall be deemed to be Permitted Title Exceptions. If, after delivery of the Title Commitment and prior to the Closing, the Title Company gives notice to MG III of any additional exceptions to title, MG III shall have the right to give further notice within five (5) days that MG III considers such exceptions to be Uncured Title Objections (collectively, "Additional Uncured Title Objections"); provided, however, that (A) if the Closing would otherwise occur before MG III has had a full period for waiving the Additional Uncured Title Objections or terminating this Agreement, MG III shall have the right to extend the closing hereunder to permit the periods for notice as provided above; (B) if HIW or HIW Florida, as appropriate, notifies MG III that HIW or HIW Florida, as appropriate, intends to take actions approved by MG III (which approval shall not be unreasonably withheld, conditioned or delayed) to correct the Additional Uncured Title Objections, HIW or HIW Florida, as appropriate, shall have the right to extend the closing for up to thirty (30) days for purposes of completing such actions, and (c) if HIW or HIW Florida, as appropriate, fails to correct the Additional Uncured Title Objections for any reason within said thirty (30)-day period, if applicable, MG III shall have the right to have the Additional Uncured Title Objections constituting liens or monetary claims (other than environmental liens or claims) satisfied by reduction of the Purchase Price or Contribution Value (as defined in each Purchase Agreement) at the Closing and receive a credit for such amounts.

                    (b) Preservation of Leases, Service Contracts and Guaranties. This Section 2(b) shall not apply to Leases or proposed new leases for five thousand (5,000) rentable square feet or less (except for HIW's or HIW Florida's obligation to deliver copies of executed documents, as provided below). Prior to the Closing, unless its actions are consistent with the Argus Runs (as hereinafter defined) or mutually-agreed underwriting assumptions (in which case only notice shall be required hereunder), neither HIW nor HIW Florida shall, without MG III's prior written consent (which shall not be unreasonably withheld, conditioned or delayed), amend or modify the Leases, including, without limitation, any provisions thereof relating to the payment of leasing commissions, tenant improvement allowances or the allowance of rent concessions, or the Service Contracts, nor enter into any new lease or service contract, or cancel any Lease, Service Contract or Guaranty, or consent to any surrender or release of any Lease or Guaranty or to any assignment or sublease under any such Lease. If MG III's consent is required, HIW or HIW Florida, as appropriate, shall give notice of any such contemplated action (including a copy of any applicable letter of intent, related financial or credit information and the proposed documentation) and MG III shall give HIW or HIW Florida, as appropriate, either its consent or objection, including a statement of its reasons for objections, within one (1) business day of its receipt of such notice. It shall be deemed to be reasonable for MG III to refuse consent if the proposed transaction would be materially inconsistent with said the Argus Runs or mutually-agreed underwriting assumptions. If MG III fails to give notice of its election within said time period, it shall be deemed to have given its consent to said request. HIW or HIW Florida, as appropriate, shall, from and after the date hereof to the date of Closing, subject only to the foregoing, perform and discharge all of the duties and obligations and otherwise comply with every material covenant and agreement of the landlord or lessor under the Leases, in its ordinary manner of business and within the time limits required thereunder. In any event, HIW or HIW Florida, as appropriate, shall deliver copies of executed documents (any new leases, service contracts or guarantys or any amendment or modification of any Lease, Service Contract or Guaranty) within five (5) business days following execution by all parties.

                    (c) Tenant Estoppel Certificates. HIW and HIW Florida shall make reasonable efforts to obtain and deliver to the Operating LLC, the Land LLC and the Lender (as hereinafter defined), at or prior to the Closing, a tenant estoppel certificate, substantially in the form attached as Exhibit H to the Purchase Agreement (which form has been previously approved by the parties hereto, subject to any modifications that the Lender may require) (each a "Tenant Estoppel Certificate", and collectively, the "Tenant Estoppel Certificates") with respect to each of the Leases, duly executed by the tenant thereunder and dated within thirty (30) calendar days of the date of the Closing. If HIW and HIW Florida are unable to so obtain and deliver Tenant Estoppel Certificates from each tenant, then HIW and HIW Florida, as appropriate, may deliver, subject to MG III's rights with respect thereto as hereinafter set forth, on or before the Closing, a substitute certificate of HIW or HIW Florida, as appropriate, addressing the items set forth in each Tenant Estoppel Certificate which HIW or HIW Florida, as appropriate, is unable to obtain (but granting HIW or HIW Florida, as appropriate, the benefit of "knowledge" qualifications in situations analogous to those in which the tenant was given such benefit), in which HIW or HIW Florida, as appropriate, indemnifies the Operating LLC, the Land LLC and the Lender and holds the Operating LLC, the Land LLC and the Lender harmless from and against any and all losses, liabilities, claims, costs and expenses incurred by the Operating LLC, the Land LLC and the Lender after the Closing as a result of any false statement of HIW or HIW Florida, as appropriate, contained in any such substitute certificate. MG III's obligation to close hereunder shall be subject to its receipt of Tenant Estoppel Certificates from each of the tenants under the Major Leases and Tenant Estoppel Certificates or substitute certificates from those tenants leasing at least eighty percent (80%) in the aggregate of the remaining rentable space in any of the Properties (excluding the rentable space occupied under the Major Leases). However, if HIW or HIW Florida, as appropriate, has been unable to obtain a Tenant Estoppel Certificate from any tenant under any of the Major Leases, MG III shall have the right to terminate this Agreement by written notice to HIW or HIW Florida, as appropriate, in which event the parties shall have no further rights or obligations hereunder, except for those which expressly survive any such termination. However, if MG III, at MG III's option and in its sole and absolute discretion, elects not to so terminate this Agreement, and HIW and HIW Florida are willing to deliver, and MG III is willing to accept, on or before the Closing, a sufficient number of substitute certificates to provide Tenant Estoppel Certificates from, or substitute certificates for, tenants under each of the Major Leases, HIW and HIW Florida shall deliver a sufficient number of substitute certificates to provide Tenant Estoppel Certificates or substitute certificates for all tenants under the Major Leases and tenants leasing at least eighty percent (80%) in the aggregate of the remaining rentable space in each of the Properties (excluding the rentable space occupied under the Major Leases), and the Closing shall occur hereunder. If, subsequent to the Closing, the Operating LLC, the Land LLC or the Lender receives any such Tenant Estoppel Certificates not previously delivered, HIW or HIW Florida, as appropriate, shall thereafter be relieved of any further obligation or liability under or pursuant to the indemnity of HIW or HIW Florida, as appropriate, with respect to the particular Lease. Upon request by MG III prior to the Closing, HIW or HIW Florida, as appropriate, shall also use reasonable efforts to obtain from parties to the Service Contracts (as defined in the Purchase Agreements) estoppel certificates in a form reasonably satisfactory to MG III; provided, however, that an estoppel certificate for a Service Contract shall not be a condition to closing hereunder unless such Service Contracts (i) expressly require the giving of such estoppel, and (ii) cannot be terminated without penalty on less than one (1) months' notice. For purposes of this Agreement, "Major Lease" shall mean and refer to each Lease having premises in excess of ten thousand (10,000) rentable square feet, if the building in which such premises are located contains one hundred thousand (100,000) rentable square feet or less, and in excess of twenty thousand (20,000) rentable square feet, if the building in which such premises are located contains more than one hundred thousand (100,000) rentable square feet.

               (d) Condemnation or Destruction of Properties.

                    (i) Condemnation. Upon becoming aware of the same, HIW or HIW Florida, as appropriate, agrees to give MG III immediate written notice of any actual or threatened taking in condemnation or by eminent domain (or a sale in lieu thereof) of any of the Properties. Any actual or bona fide threat of taking or condemnation for any public or quasi-public purpose or use by any competent authority in appropriate proceedings or by any right of eminent domain of all or any part of the Properties which would, in MG III's reasonable judgment, materially adversely affect any Property or would, in itself, because of the time period necessary to respond to or resolve the action or for any other reason, give rise to a right of any tenant to terminate its Lease, shall, at MG III's option, allow MG III, by written notice to HIW or HIW Florida, as appropriate, to be received within fifteen (15) calendar days of MG III's receiving notice of such bona fide threat, condemnation or taking, or by the date of the Closing, whichever is earlier, to elect to terminate this Agreement.

                    (ii) Damage or Destruction. If, prior to the Closing, all or any material part of any Property is damaged or destroyed by any cause, HIW or HIW Florida, as appropriate, agrees to give MG III immediate written notice of such occurrence and the nature and extent of such damage and destruction, and, as soon thereafter as practicable, shall provide MG III with an estimate made by an architect, engineer or contractor ("HIW's Professional"), selected by HIW or HIW Florida, as appropriate, and reasonably approved by MG III, of the cost and amount of time required to repair such damage. If such estimate cannot reasonably be obtained by HIW or HIW Florida, as appropriate, and delivered to MG III at least ten (10) days prior to the Closing, then HIW or HIW Florida, as appropriate, shall so notify MG III, whereupon the date of the Closing shall automatically be extended to such date as would allow MG III ten (10) days before the Closing in which to make its election hereunder. If a material portion of any Property is damaged or destroyed or would, in itself, because of the time period necessary to respond to or repair the damage or destruction or for any other reason, give rise to a right of any tenant to terminate its Lease, MG III, by written notice to HIW or HIW Florida, as appropriate, to be received within fifteen (15) calendar days of MG III's receipt of notice of such damage or destruction, or by the date of the Closing, whichever is earlier, may elect to terminate this Agreement.

                    (iii) Termination. If this Agreement is terminated as a result of the provisions of either Section 3(d)(i) or Section 3(d)(ii) hereof, the parties shall have no further rights or obligations hereunder, except for those which expressly survive any such termination.

                    (iv) Awards and Proceeds. If MG III does not elect to terminate this Agreement following any notice of a bona fide threat of taking or taking by condemnation or notice of damage or destruction to any Property, as provided above, or if any such taking, damage or destruction is not material, this Agreement shall remain in full force and effect and the Transactions, less any interest in any Property taken by eminent domain or condemnation, or sale in lieu thereof, shall be effected. In the event of damage or destruction, HIW or HIW Florida, as appropriate, shall promptly contract for and commence the required repairs and restoration and complete so much thereof as may be accomplished prior to the Closing. In the event of damage or destruction which is not material, the Closing shall occur as scheduled, and HIW or HIW Florida, as appropriate, shall be responsible for completing the required repairs and restoration, at its own cost and expense, after the Closing, and shall be entitled to all available insurance proceeds therefor (other than loss of rents insurance, if applicable, which shall be payable to the Operating LLC (or the owner of the affected Property, as appropriate, as provided below). If the casualty is material and has not been completely repaired prior to the Closing, and MG III has elected not to terminate this Agreement as provided above, MG III may elect to either (A) extend the Closing until HIW or HIW Florida, as appropriate, shall have completed all repairs necessary to return such Property to its pre-casualty condition; or (B) close on the scheduled date of the Closing and assume the responsibility for completing such repair, receive all insurance proceeds and receive from HIW or HIW Florida, as appropriate, the deductible portion of the insurance proceeds. In any event, if MG III elects to close, the Operating LLC (or the owner of the affected Property, as appropriate) shall receive any insurance proceeds available to HIW or HIW Florida, as appropriate, or the Operating LLC (or the owner of the affected Property, as appropriate) for loss of rents after the Closing as the result of such casualty (it being acknowledged by each of HIW and HIW Florida that, under its present insurance program, the Operating LLC would be entitled to continue to receive loss of rents payments after the Closing, to the limits of the coverage in force, as long as the insurance program remains in force). In such case, at the Closing, HIW or HIW Florida, as appropriate, shall assign, transfer and set over to the Operating LLC (or the owner of the affected Property, as appropriate) all of the right, title and interest of HIW or HIW Florida, as appropriate, in and to any taking awards, payments or insurance proceeds for the actual value of the property lost or destroyed that have been or may thereafter be made for any such taking or sale in lieu thereof or damage or destruction, to the extent that such awards, payments or proceeds shall not have theretofore been used for restoration of the Property pursuant to a plan of restoration approved in writing by MG III. HIW or HIW Florida, as appropriate, shall assign to the Operating LLC (or the owner of the affected Property, as appropriate) its rights and obligations under all construction contracts pursuant to which such restoration is being accomplished.

                    (v) Materiality Defined. For purposes of this Section 3(d), damage or destruction to a part of the Property shall be deemed to be "material" in the event that (a) fifteen percent (15%) of the net rentable square feet within any Building is taken or damaged, (b) HIW's Professional's estimate of the cost of repairing or restoring the same is greater than $1,000,000.00, or
(c) HIW's Professional's estimate of the time required to effect such repairs or restoration is in excess of one hundred eighty (180) days.

               (e) Maintenance of Properties. Between the date hereof (which shall be "the Contract Date" for the purposes of Section 9 of Exhibit A hereto) and the Closing, HIW and HIW Florida covenant and agree to be bound by Section 9 of Exhibit A hereto.

               (f) Prorations. Section 4 of Exhibit A hereto shall govern prorations in connection with the Closing, after which time Section 4 of the Purchase Agreements will control for the post-closing prorations and adjustments required thereunder.

               (g) Financing of Properties. Each of MG III, HIW and HIW Florida shall use commercially reasonable efforts and reasonably cooperate to secure mutually-acceptable non-recourse (subject to typical carveouts) financing for the acquisition of the Properties by the Operating LLC and the Land LLC from a mutually-acceptable lender (the "Lender"). If required in order to facilitate the foregoing financing, HIW Florida or HIW shall provide short-term financing for the acquisition of the Property known as 301 E. Pine Street at Capital Plaza, one of the "Pine Street Properties" (as described on Exhibit B attached hereto and by this reference made a part hereof); the terms of such financing shall be on the same terms as the parties approve and obtain from Lender with respect to the balance of the Properties and shall use the same documents (with appropriate revisions), but, unless the Lender takes out the HIW or HIW Florida financing upon the stabilization of 301 E. Pine Street at Capital Plaza following the stabilization thereof, the Operating LLC shall be required to refinance said Property on a non-recourse basis as soon as it is commercially reasonable to do so in order to repay such loan by HIW or HIW Florida. In addition, at its option, HIW or HIW Florida may elect to loan any negative difference between the average loan-to-value ratio on all of the Properties and the loan-to-value ratio on any of the Properties in the Orlando, Florida City Group (but only in amounts necessary to bring any of such Properties up to the average loan-to-value ratio for all of the Properties), upon the same terms as the Lender's loan as aforesaid.

         4. Entry Into Operating LLC and Land LLC. If MG III does not terminate this Agreement as hereinabove provided, MG III, HIW and HIW Florida shall enter into the Operating LLC, in the form attached hereto as Exhibit C, and the Land LLC, using the same form approved for the Development LLCs pursuant to Section 5 hereof (and incorporating the business understandings with respect thereto that are set forth in Exhibit D attached hereto and by this reference made a part hereof), respectively, immediately prior to the Closing. It is also mutually agreed and understood that, as a structural matter, the Operating LLC will be the single member of four (4) additional LLCs, which will own, respectively, all of the Properties in each of the cities of Atlanta, Raleigh, Orlando and Tampa, so that the first offer and buy-sell provisions of the Operating LLC's operating agreement can be exercised on a city-by-city basis for all of the membership interests of each single-member LLC so formed.

         5. Development LLCs. MG III, MDA, HIW (on behalf of itself and its affiliates which own developable land which may be suitable for development by the Development LLCs) and HIW Florida (respecting developable land owned by HIW Florida in the State of Florida which may be suitable for development by the Development LLCs) have reached an agreement in principle to develop the projects identified on Schedule 2 attached hereto and made a part hereof, subject only to customary and usual due diligence respecting the Development Land and mutual agreement on a form of operating agreement for each Development LLC, all of which shall be completed by the end of the Inspection Period, and hereby agree to use commercially reasonable efforts to identify any other development projects which are suitable for undertaking by the Development LLCs by the end of the Inspection Period. If any party is not satisfied with the number or quality of the Development LLCs which they have agreed to form by the end of the Inspection Period (provided, however, that all parties shall be deemed to be so satisfied if there is agreement to form Development LLCs for all of the projects identified on Schedule 2 hereto), such party may terminate this Agreement by written notice to the other parties hereto. The parties agree that the operating agreement of each Development LLC, at a minimum: (a) shall indicate that the Development LLC is intended to be owned 50% by MG III and/or MDA (or a wholly-owned affiliate of either), and 50% by one or more HIW entities; (b) shall provide for development fee income of three percent (3%) of the total budgeted development costs (including land costs) of the subject project, not to exceed $4.00 per square foot, to be shared 68.75% to the development affiliate of HIW or HIW Florida, and 31.25% to Miller Global Properties, LLC or as it may direct; (c) shall provide for the engagement of HIW as property manager and exclusive leasing agent, upon the same terms and conditions as HIW is to be so engaged by the Operating LLC and the Land LLC pursuant to Exhibit E hereto, and the engagement of Vector Property Services (or another affiliate of MG III, MDA, or as either may direct) as property management services consultant upon the terms set forth in Section 4.01 of Exhibit E hereto; and (d) shall not contain any so-called "lock-out" period, during which the parties thereto are prohibited from exercising the buy-sell provisions thereof.

         6. Rental Shortfall; Master Leases. It is mutually agreed and understood that HIW or HIW Florida, as the case may be, shall be obligated to, at its option, either reduce the Purchase Price or the Contribution Value (as such terms are defined in the Purchase Agreements), using MG III's going-in capitalization rates, or enter into one or more master leases to cover tenant leases that do not generate the expected operating income set forth in the April 11, 2000 Argus runs with respect to the Properties (collectively, the "Argus Runs"), in order to provide the Operating LLC with the operating income reflected in the Argus Runs, up to a maximum shortfall coverage of five percent (5%) per building within each Property. In the event that the tenancies in any such building would require a reduction in the Purchase Price or the Contribution Value of more than five percent (5%), or would require HIW or HIW Florida, as the case may be, to master lease space to cover a shortfall in operating income which is greater than five percent (5%) of the operating income set forth in the Argus Runs, MG III shall have the right to terminate this Agreement, and no party shall be entitled to liquidated damages as a result thereof or have any further rights or obligations hereunder, except for those which expressly survive any such termination. Each of the master leases shall provide that, as to any master-leased space that is vacant as of closing or to become vacant during the term thereof, HIW or HIW Florida, as the case may be, shall be liable for the tenant finish costs and leasing commissions for any replacement tenant put into possession during the terms of such master leases in order to relieve HIW or HIW Florida, as the case may be, of its obligations thereunder; provided, however, that, as to any space which has a tenant in possession under circumstances where such tenant is not paying the full rent reflected in the Argus Runs, HIW or HIW Florida, as the case may be, shall be responsible for any tenant improvement costs or leasing commissions with respect to such space only if HIW or HIW Florida, as the case may be, puts a replacement tenant into possession during the term of the applicable master lease in order to relieve HIW or HIW Florida, as the case may be, from its obligations thereunder, and then, HIW or HIW Florida, as the case may be, shall be liable only for the prorated portion of tenant finish costs and leasing commissions allocable to the period of time from the execution of the replacement lease until the rental shortfall obligations of HIW or HIW Florida, as the case may be, under the subject master lease would have terminated. HIW agrees to enter into a provisional master lease as of closing for the 2 Raleigh Research Commons buildings where the tenants may not renew when the time comes. In addition, HIW and HIW Florida agree to add to Exhibit Q to each Purchase Agreement at the Closing any vacant space not reflected as such on the Argus Runs, but HIW or HIW Florida, as the case may be, will also get credit at the Closing for any space as to which the rentals exceed the Argus Runs, using MG III's capitalization rates to determine the credit. Such credit, if any, shall be offset against the obligation of HIW or HIW Florida, as the case may be, to pay rent under the master leases (by elimination of master lease obligations and, if necessary, the reduction of other master lease obligations in an amount sufficient to cover such credit), but if the amount to be offset exceeds such obligations, the Operating LLC shall pay the difference to HIW or HIW Florida, as the case may be, out of "Net Cash Flow" (as defined in the Operating LLC's operating agreement). Notwithstanding anything to the contrary contained in the operating agreement for the Operating LLC, all distributions of Net Cash Flow shall be paid to HIW or HIW Florida (as contract vendors, and not as members of the Operating LLC) until the total credit due them hereunder has been paid, and before any distribution thereof is made to the Members of the Operating LLC. Highwoods Properties, Inc., by its execution of this Agreement as the sole general partner of HIW, hereby agrees to guarantee the obligations of HIW and HIW Florida under any master leases which either may execute pursuant to this
Section 6.

         7. Conditions Precedent to Closing. The obligations of the parties hereto to consummate the Closing shall be subject to the satisfaction, performance or waiver by the appropriate party of each of the following conditions precedent (each a "Condition Precedent" and collectively, the "Conditions Precedent"):

               (a) MG III, MDA, HIW and HIW Florida, as appropriate, shall have formed the Operating LLC, the Land LLC and the Development LLCs agreed upon during the Inspection Period, using the forms of operating agreements provided for herein;

               (b) MG III, HIW and HIW Florida shall have arranged mutually-acceptable financing for the acquisition of the Properties by the Operating LLC and the Land LLC, and the Lender must be prepared to close thereunder;

               (c) the Operating LLC and the Land LLC and HIW shall have executed and delivered Property Management and Leasing Agreements in the form attached hereto as Exhibit E and by this reference made a part hereof;

               (d) the Operating LLC, the Land LLC, and HIW or HIW Florida, as appropriate, shall have executed and delivered the Purchase Agreements and all other documents required thereunder, and each of the Purchase Agreements for the Properties comprising the Orlando, Florida City Group (as defined in Exhibit C hereto) shall provide for purchase price adjustments as provided in Exhibit F attached hereto and by this reference made a part hereof;

               (e) HIW and/or HIW Florida and the Operating LLC (or the owner of the affected Property, as appropriate) shall enter into the master leases contemplated by Section 6 above, the forms of which shall be agreed to by the parties prior to the end of the Inspection Period;

               (f) the closing on the acquisition of all of the Properties to be acquired by the Operating LLC and the Land LLC shall occur simultaneously (unless mutually agreed to the contrary); and

               (g) the conditions precedent contained in Section 6.4 and 6.5 of each Purchase Agreement shall have been satisfied, performed or waived by the appropriate party thereunder.

         8.    Default and Remedies.

               (a) MG III's Default. If the Closing does not occur as a result of a material default or willful breach by MG III under the terms of this Agreement, HIW and HIW Florida shall be entitled, as their sole remedy hereunder, to terminate this Agreement and to receive from MG III, as liquidated damages hereunder (the parties hereto agreeing that, for the purposes of this Section 8(a) and Section 8(b) below, in the event that the Closing fails to occur due to a default by any party, damages would be difficult or impossible to ascertain, and thus, the liquidated damages provided for herein are intended as a reasonable estimate of such damages and not as a penalty), the sum of Eight Million Dollars ($8,000,000.00).

               (b) HIW's and/or HIW Florida's Default. If the Closing does not occur as a result of a material default or willful breach by HIW and/or HIW Florida under the terms of this Agreement, MG III and MDA shall be entitled, as their sole remedy hereunder, to terminate this Agreement and to receive from HIW and HIW Florida, jointly and severally, as liquidated damages hereunder, the sum of Eight Million Dollars ($8,000,000.00).

               (c) Termination. In the event that this Agreement is terminated in accordance with its terms, HIW and HIW Florida shall bear the cost of the Title Commitment, MG III shall bear the cost of the Survey and all other due diligence expenses that it has incurred (including, without limitation, environmental investigations), and each party shall otherwise bear its own costs and expenses incurred in connection herewith.

               (d) Post-Closing Defaults. Any post-closing defaults or the untruth or breach, as the case may be, of representations or warranties shall be governed by the Purchase Agreements.

         9. Brokerage. MG III, MDA, HIW and HIW Florida each represents and warrants to the others that such party has not employed a real estate broker or agent in connection with the Transactions, except for Frederick Ross Company, whose compensation has been determined by separate agreement and will be shared equally by both parties. Each party agrees to indemnify and hold the others harmless from any loss or cost suffered or incurred by it as a result of the other's representation herein being untrue.

         10. Assignment. None of MG III, MDA, HIW or HIW Florida shall, without the prior written consent of the others, which may be withheld in each party's sole and absolute discretion, assign any of its rights hereunder or any part thereof, except to a person or entity controlling, controlled by or under common control with it (in which case the assignor shall remain fully liable for its assignee's performance hereunder). If any assignment is made with consent, then the Transactions shall be consummated in the name of, and by and through the authorized officials of, any such assignee, but in no event shall any assignor be released of its obligations under this Agreement as a result of any such assignment.

        11. Confidentiality. Each party's obligations respecting confidentiality hereunder shall be governed by that certain letter agreement dated March 28, 2000 from Highwoods Properties, Inc. to Miller Global Properties, LLC. Notwithstanding the foregoing, nothing contained herein shall be construed so as to prohibit any party from making any disclosure required by U.S. or foreign law, including any such disclosure required by any Federal, state or local governmental agency or court of competent jurisdiction, or any disclosure that is reasonably necessary to protect any such party's interest in any action, suit or proceeding brought by or against such party.

        12. Notices. Wherever any notice or other communication is required or permitted hereunder, such notice or other communication shall be in writing and shall be delivered by hand, by nationally-recognized overnight express delivery service, by U. S. registered or certified mail, return receipt requested, postage prepaid, or by electronic transfer with prompt written confirmation, sent as provided above to the addresses set out below or at such other addresses as are specified by written notice delivered in accordance herewith:

         MG III and MDA:      c/o Miller Global Properties, LLC
                              4649 South Ulster, Suite 1500
                              Denver, Colorado 80237
                              Telephone:  (303) 773-0369
                              Facsimile:   (303) 694-0082
                              Attn: James H. Miller and Donald E. Spiegleman

         With a copy to:      Isaacson, Rosenbaum, Woods & Levy, PC
                              633 17th Street, Suite 2200
                              Denver, Colorado 80202
                              Telephone:  (303) 292-5656
                              Facsimile:   (303) 292-3152
                              Attn: Lawrence J. Donovan, Jr., Esq.

      HIW and HIW Florida:    c/o Highwoods Realty Limited Partnership
                              3100 Smoketree Court, Suite 600
                              Raleigh, North Carolina  27604
                              Telephone:  (919) 872-4924
                              Facsimile:  (919) 876-6329
                              Attn: Ronald P. Gibson

         With a copy to:      Highwoods Realty Limited Partnership
                              3100 Smoketree Court, Suite 600
                              Raleigh, North Carolina  27604
                              Telephone:  (919) 872-4924
                              Facsimile:  (919) 876-6329
                              Attn: Mack D. Pridgen, III, Esq.

         With a copy to:      Alston & Bird LLP
                              3605 Glenwood Avenue, Suite 310
                              Raleigh, North Carolina  27612
                              Telephone:  (919) 420-2206
                              Facsimile:  (919) 420-2260
                              Attn:  William R. Klapp, Jr., Esq.

Any notice or other communication mailed as hereinabove provided shall be deemed effectively given (a) on the date of delivery, if delivered by hand; (b) on the date mailed if sent by overnight express delivery or if sent by U.S. mail; or
(c) on the date of transmission, if sent by electronic transfer device with a follow-up as provided above. Such notices shall be deemed received (a) on the date of delivery, if delivered by hand or overnight express delivery service;
(b) on the date indicated on the return receipt if mailed; or (c) on the date of transmission, if sent by electronic transfer device, with a written follow-up as provided above. If any notice mailed is properly addressed but returned for any reason, such notice shall be deemed to be effective notice and to be given on the date of mailing.

         13.      Miscellaneous.

                  (a) Governing Law; Headings; Rules of Construction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of North Carolina, without reference to the conflicts of laws or choice of law provisions thereof. The titles of sections and subsections herein have been inserted as a matter of convenience of reference only and shall not control or affect the meaning or construction of any of the terms or provisions herein. All references herein to the singular shall include the plural, and vice versa.

                  (b) No Waiver. Neither the failure of either party to exercise any power given such party hereunder or to insist upon strict compliance by the other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver of either party's right to demand exact compliance with the terms hereof.

                  (c) Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the Transactions, and no representations, inducements, promises or agreements, oral or otherwise, between the parties not embodied herein or incorporated herein by reference shall be of any force or effect.

                  (d) Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and assigns (subject to Section 10 above).

                  (e) Amendments. No amendment to this Agreement shall be binding on any of the parties hereto unless such amendment is in writing and is executed by the party against whom enforcement of such amendment is sought.

                  (f) Date For Performance. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the Closing must be held, expires on a day other than a business day, then such time period shall be automatically extended through the close of business on the next regularly scheduled business day.

                  (g) Recording. Each of the parties agrees that it will not record this Agreement and that they will not record a short form of this Agreement.

                  (h) Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts, to be followed by the circulation of copies of the original document for execution), each of which shall be deemed to be an original, but all of which, when taken together, shall constitute but one and the same instrument.

                  (i) Time of the Essence. Time shall be of the essence of this Agreement and each and every term and condition hereof.

                  (j) Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations, and is intended, and shall for all purposes be deemed to be, a single, integrated document setting forth all of the agreements and understandings of the parties hereto, and superseding all prior negotiations, understandings and agreements of such parties. If any term or provision of this Agreement or the application thereof to any person or circumstance shall for any reason and to any extent be held to be invalid or unenforceable, then such term or provision shall be ignored, and to the maximum extent possible, this Agreement shall continue in full force and effect, but without giving effect to such term or provision.

                  (k) Interpretation. Each of the parties acknowledges to the others that both it and its counsel have reviewed this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto. Any words following the words "include," "including," "such as," "for example," or similar words or phrases shall be illustrative only and are not intended to be exclusive, whether or not language of non-limitation is used.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and sealed by its duly authorized signatory, effective as of the day and year first above written.

                       HIW:

                       HIGHWOODS REALTY LIMITED PARTNERSHIP,
                       a North Carolina limited partnership

                           By:  Highwoods Properties, Inc., a Maryland
                           corporation, its general partner


                                By: /s/ Mack D. Pridgen III
                                   ------------------------------------
                                Name:   Mack D. Pridgen III
                                     ----------------------------------
                                Title:  Vice President
                                      ---------------------------------



                       HIW FLORIDA:

                       Highwoods/Florida Holdings, L.P., a Delaware limited partnership

                           By:  HIGHWOODS/FLORIDA GP CORP., a
                           Delaware corporation, its sole general partner

                                By: /s/ Mack D. Pridgen III
                                   ------------------------------------
                                Name:   Mack D. Pridgen III
                                     ----------------------------------
                                Title:  Vice President
                                      ---------------------------------

                       MG III:

                       MILLER GLOBAL FUND III, L.P. a Colorado limited partnership, its Manager

                           By: MG IV-GP, LLC, a Colorado limited liability company, its sole general partner

                                By: MILLER GLOBAL PROPERTIES, LLC,
                                    a Colorado limited liability company,
                                    its sole member

                                By: /s/ James H. Miller
                                   ------------------------------------
                                Name:   James H. Miller
                                     ----------------------------------
                                Title:  Authorized Signatory
                                      ---------------------------------


                       MDA:

                       MGA DEVELOPMENT ASSOCIATES, L.P., a Colorado limited partnership


                       By:  /s/ James H. Miller
                          -----------------------------------------
                                    Authorized Signatory